                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*



                                  TOPRO INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


--------------------------------------------------------------------------------
                                (CUSIP Number)


                          James H. Perry, President
                        Bridge Capital Partners, Inc.
                     5350 South Roslyn Street, Suite 350
                          Englewood, Colorado 80111

                                (303) 721-1111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               January 27, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page(s))
                              Page 1 of 6 Pages

                                 SCHEDULE 13D

CUSIP NO.                                                      Page 2 of 6 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      ProFuture Bridge Capital Fund, L.P.
      74-2786949
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     665,239
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     665,239
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      665,239
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.37%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

ProFutures Bridge Capital, L.P. ("PBCF) hereby submits the following Amendment to Schedule 13D (the "Statement"):

ITEM 1.   SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D amends previous Schedule 13D Statement and Amendments, which relate to the common stock, par value $.0001 per share (the "Common Stock"), of Topro Inc., a Colorado corporation (the "Company"), whose principal executive offices are located at 2525 West Evans Avenue, Denver,Colorado 80219.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 30, 1997, October 31, 1997 and November 30, 1997, respectively, the Company issued Common Stock Purchase Warrants("Warrants") to purchase 33,333 shares of Common Stock at an exercise price of $1.50 per share to PBCF. Each Warrant is exercisable into one share of Common stock of the Company at any time during the twelve(12) months following the date of issuance. The Warrants are beneficially owned by PBCF. No consideration was paid for the Warrants since the Warrants were issued pursuant to a registration rights agreement which provided for the Company to issue such Warrants. Under the terms of the registration rights agreement, the Warrants were issued at the rate of 33,333 per month commencing September 30, 1997, due to the Company's failure to effect registration by the end of each month.

ITEM 4.   PURPOSE OF TRANSACTION

The Warrants were acquired for investment purpose only.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

  (a) The aggregate number of shares of Common Stock owned beneficially by PBCF as of the close of business on February 4, 1998, was 665,239, or approximately 3.37% of the shares of Common Stock outstanding.

  (b) By virtue of their positions as general partners of PBCF,Bridge Capital Partners, Inc. and ProFutures Fund Management, Inc. may be deemed to share the power to vote and dispose of the shares of Common Stock owned by PBCF and and thus may, for some purposes, be deemed to own beneficially such shares. Bridge Capital Partners, Inc. and ProFutures Fund Management, Inc. each disclaims beneficial ownership of such shares.

  (c) During the past sixty (60) days ending February 4, 1998, PBCF sold the following number of shares of Common Stock of the Company:

          Date of Transaction       Shares of Common Stock Sold
          -------------------       ---------------------------

               01/13/98                         6,000
               01/14/98                        10,000
               01/15/98                        20,000
               01/16/98                         5,000
               01/20/98                        12,000
               01/21/98                        12,000
               01/22/98                        13,000
               01/23/98                        10,000
               01/27/98                       365,000
               01/28/98                        12,500
               01/29/98                       128,300
               01/30/98                        44,000
               02/02/98                       371,600
               02/03/98                        40,000
               02/03/98                       100,000


     The sales of Common Stock described above were offered in ordinary brokerage transactions at market prices prevailing at the time of the sale. The sales of Common Stock were registered on a Form S-3 Registration Statement which was declared effective on December 29, 1997.

     Except as set forth above, the persons named in Paragraphs (a) and (b) above made no other transactions in the Company's Common Stock during the past sixty (60) days.

(d) Except as indicated in this Item 5, neither PBCF, nor, to the best knowledge of the general partners, and the executive officers, directors and controlling persons of such general partners, any of the persons referred to in Item 2 hereof, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock.

(e) PBCF ceased to be the beneficial owner of more than five percent of the shares of Common Stock on February 2, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief if the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              February 5, 1998

                              PROFUTURES BRIDGE CAPITAL FUND, L.P.

                              By:  BRIDGE CAPITAL PARTNERS, INC.
                                   A General Partner


                                   /s/ JAMES H. PERRY
                                   -------------------------------------
                                   By:    James H. Perry
                                   Title: President